UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 6)

Collectors Universe, INC.

(Name of Subject Company)

Collectors Universe, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per Share

(Title of Class of Securities)

19421R200

(CUSIP Number of Class of Securities)

Joseph J. Orlando
President and Chief Executive Officer
Collectors Universe, Inc.
1610 E. Saint Andrew Place

Santa Ana, CA 92705
(949) 567-1234

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert F. Kornegay

Robert T. Ishii

David J. Berger

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real

San Diego, CA 92130-3002

(858) 350-2300

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 6 (which we refer to as this “Amendment No. 6”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on December 17, 2020, by Collectors Universe, Inc., a Delaware corporation (which we refer to as “Collectors Universe”). We refer to the Schedule 14D-9, together with the exhibits thereto and as it may be amended or supplemented from time to time, as the “Schedule 14D-9.” The Schedule 14D-9 relates to the cash tender offer (which we refer to as the “Offer”) by Cards Parent LP, a Delaware limited partnership (which we refer to as “Parent”), and Cards Acquisition Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (which we refer to as “Purchaser”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Collectors Universe. The tender offer is disclosed in the Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on December 17, 2020, and is made upon the terms and subject to the conditions set forth in the related offer to purchase (which we refer to, as it may be amended or supplemented from time to time, as the “Offer to Purchase”) and the related letter of transmittal (which we refer to, as it may be amended or supplemented from time to time, as the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Unless the context otherwise indicates, we use the terms “us,” “we” and “our” to refer to Collectors Universe.

Capitalized terms used but not otherwise defined in this Amendment No. 6 have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated by reference into this Amendment No. 6, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 6.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is amended and supplemented by adding the following immediately prior to the section captioned “Cautionary Statements Regarding Forward-Looking Statements”:

Extension of the Expiration of the Offer

On February 4, 2021, Purchaser announced an extension of the Expiration Date of the Offer until 12:00 midnight, New York time, on February 5, 2021 (one minute after 11:59 p.m., New York time, on February 5, 2021), unless further extended or earlier terminated in accordance with the Merger Agreement. The Offer, which was previously scheduled to expire at 12:00 midnight, New York time, on February 3, 2021 (one minute after 11:59 p.m., New York time, on February 3, 2021), was extended to allow additional time for the Shares tendered by guaranteed delivery to be received.

The Depositary has advised Purchaser that, as of 6:00 p.m., New York time, on February 3, 2021, approximately 5,063,280 Shares (including the Turner Rollover Shares) have been validly tendered and not properly withdrawn pursuant to the Offer (or, in the case of the Turner Rollover Shares, are counted as if they were tendered for purposes of determining whether the Minimum Condition was satisfied in accordance with Section 251(h) of the DGCL), representing approximately 56.0% of the outstanding Shares. Of the Shares so tendered, 752,361 Shares, representing approximately 8.3% of the outstanding Shares, were tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL.

The full text of the press release issued on February 4, 2021, announcing the extension of the Offer is filed as Exhibit (a)(5)(I) to this Schedule 14D-9 and is incorporated by reference.

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following exhibit:

(a)(5)(I)*	Press Release issued by Collectors Universe, Inc. on February 4, 2021.

* Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLLECTORS UNIVERSE, INC.

	By:	/s/ Joseph J. Wallace
Joseph J. Wallace
Senior Vice President and Chief Financial Officer

Date: February 4, 2021